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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                   INCOMNET
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                    COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  453365207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    John P Casey, 10220 River Rd, Ste 115, Potomac, MD 20854, 301-983-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   3/31/98
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 8 PAGES

                                  SCHEDULE 13D

CUSIP NO. 453365207                                           PAGE 2 OF 8 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John P Casey  SS# ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      Cash
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      779,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      79,200 (children's trust 1/3 voting trustee)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      779,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      79,200 (children's trust 1/3 voting trustee)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      856,200
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.71%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

      Individual PF
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

     This statement relates to the Common Stock of INCOMNET (the Issuer). JOHN
P. CASEY has purchased securities from April 5, 1995, through March 31, 1998, from personal funds.

Item 2.   Identity and Background

     This statement is being filed by John P. Casey, an individual residing in Potomac, Maryland, with a mailing address of 10220 River Road, Suite 115, Potomac, Maryland, 20854.

     Mr. Casey is an investment banker employed by Meridian Investments, Inc. Mr. Casey is filing for his own account including his children's Trust and Roth IRA's.

Item 3.   Source and Amount of Funds

     Mr. Casey and the children's Trust have invested approximately $1,931,207, purchasing 856,200 shares of common stock. Mr. Casey et al own no preferred stock of the issuer.

Item 4.   Purpose of Transaction

     Mr. Casey et al acquired the common stock as an investment. Mr. Casey plans to request information from the issuer regarding a proposed sale of assets, which he believes is not in the best interest of the issuer's stockholders.

     Mr. Casey reserves the right to determine in the future whether to change the purpose, or purposes, described above.

Item 5.   Interest in Securities of the Issuer

     On March 31, 1998, Mr. Casey et al owned 856,200 shares of the Issuer or approximately 5.71% of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On April 3, 1998, Mr. Casey retained the law firm of Gartenberg, Jaffe, Gelfand & Stein, LLP, of 11755 Wilshire Boulevard, Suite 1230, Los Angeles, California, 90025, to prepare a demand letter to INCOMNET.

Item 7.   Materials To Be Filed as Exhibits

     None.

                                                               PAGE 3 OF 8 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:   April 3, 1998
       --------------------------
                                                  John P Casey
                                                  ------------------------------
                                                  Name:  John P Casey
                                                  Title: Individual PF